Exhibit 99.1

Murdoch Interests Agreement

Agreement made this 7th day of October, 2004 by and among News Corporation, Inc., a Delaware corporation (“News Corporation”) having a principal office located at 1211 Avenue of the Americas, New York, NY 10036, Safeguard Nominees Pty Limited (ACN 002 873 163), an Australian corporation (“Safeguard”), having a principal office located at Level 6, Skygarden, 77 Castlereagh Street, Sydney, NSW 2000, Australia and Secure Nominees Pty Limited (ACN 051 151 823), an Australian corporation (“Secure”) having a principal office located at Level 6, Skygarden, 77 Castlereagh Street, Sydney, NSW 2000, Australia, (Secure and Safeguard and any successor entity to any of them, the “Murdoch Trustees”), and Mr. K. Rupert Murdoch (“Mr. Murdoch”), a natural person with a place of business located at 1211 Avenue of the Americas, New York, NY 10036.

Whereas, the Murdoch Trustees are the trustees of the trust established by Albert Edward Harris pursuant to the deed of trust dated August 27, 1970 (the “AEH Trust”). Following the consummation of the reorganization of The News Corporation Limited, an Australian corporation as described in its Information Memorandum dated 15 September 2004 (the “Reorganization”), Mr. Murdoch and the successors to the Murdoch Trustees will own approximately 29.47% of the Class B Common Stock of News Corporation (“News Corporation Voting Stock”); and

Whereas, News Corporation, Mr. Murdoch and the Murdoch Trustees (Mr. Murdoch and the Murdoch Trustees, collectively, the “Murdoch Interests”) have agreed to the implementation of certain restrictions with respect to the purchase by the Murdoch Interests of additional shares of News Corporation Voting Stock, and with respect to the sale of News Corporation Voting Stock, such agreement to be effective upon the implementation of the Reorganization (the “Effective Date”);

The parties hereto, in consideration of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, do hereby agree as follows:

1. Restriction on Acquisitions

Except for a Permitted Transfer (as defined below), the Murdoch Interests shall not, directly or indirectly, acquire legal or beneficial ownership of additional shares of News Corporation Voting Stock if such acquisition would result in the percentage of News Corporation Voting Stock legally or beneficially owned by the Murdoch Interests at the date of acquisition being more than three percentage points higher than the percentage of outstanding News Corporation Voting Stock legally or beneficially owned by the Murdoch Interests six months prior to the date of such acquisition; provided, however, that, at any time commencing six months after the Effective Date, the foregoing shall not prevent the acquisition of legal or beneficial ownership of additional shares of News Corporation Voting Stock so long as the acquisition would not result in the percentage acquired being more than six percentage points higher than the percentage of outstanding News Corporation Voting Stock legally or beneficially owned by the Murdoch Interests twelve months prior to the date of such acquisition. Notwithstanding the foregoing, there shall be no prohibition on any acquisitions which result in the Murdoch Interests legally or beneficially owning 29.47% or less of the outstanding News Corporation Voting Stock. For the purposes of this Section 1, no increase in the percentage of News Corporation Voting Stock shall be deemed to have occurred as a result of any acquisition of News Corporation Voting Stock by News Corporation or by any entity controlled directly or indirectly by News Corporation (a “Subsidiary”).

2. Restriction on Transfers

Except for a Permitted Transfer, the Murdoch Interests shall not, directly or indirectly, transfer to a Third Party (as defined below), in any transaction or series of related transactions, legal or beneficial ownership of such number of shares which will, alone or together with the number of shares actually known by the Murdochs to be held by the Third Party prior to such transfer, represent more than

19.9% of the outstanding News Corporation Voting Stock unless such Third Party shall offer to purchase all of the shares of News Corporation Voting Stock and News Corporation Non-Voting Stock on the terms and conditions as provided for in Section 4 (e) of Article IV of the News Corporation Restated Certificate of Incorporation.

3. News Corporation Obligations

If any person seeks to register on the share register of News Corporation a transfer of News Corporation Voting Stock which News Corporation actually knows is in violation of Sections 1 or 2 of this Agreement, News Corporation shall cause its registrar and transfer agent not to effect such registration. Mr. Murdoch and the Murdoch Trustees shall disclose to News Corporation the terms of any proposed transfer involving the Murdoch Interests. News Corporation shall be responsible, based on such information, to determine whether such proposed transfer is permitted pursuant to this Agreement. The parties hereto shall cooperate in any reasonable manner, and take all such further reasonable actions, to accomplish the purposes of this and all other provisions of this Agreement.

4. Termination of Agreement

The restrictions set forth in Sections 1, 2 and 3 above shall cease to apply, and this Agreement shall terminate, on the earliest to occur of:

(i)	the tenth anniversary of the Effective Date;

(ii)	the date that any person other than the Murdoch Interests (a “Third Party”) directly or indirectly acquires or otherwise becomes the legal or beneficial owner of fifteen percent (15%) or more of the outstanding News Corporation Voting Stock (excluding any News Corporation Voting Stock acquired from the Murdoch Interests less than one year prior to the date any such determination is made); provided, however, that if a Third Party who acquires fifteen percent (15%) or more of the outstanding News Corporation Voting Stock ceases, within three months of such acquisition, to hold at least fifteen percent (15%) of the outstanding News Corporation Voting Stock, as a result of transfers to the Murdoch Interests or their designees, this Agreement shall be reinstated;

(iii)	the commencement by a Third Party of any tender or exchange offer, as defined in Section 4(e) of Article IV of the Restated Certificate of Incorporation of News Corporation; and

(iv)	the date that the Murdoch Interests cease to be the legal or beneficial owner of at least ten percent (10%) of the outstanding News Corporation Voting Stock.

5. Definitions and Other Matters:

(a) “Permitted Transfer” shall mean:

(i)	a transfer pursuant to a tender or exchange offer, as defined in Section 4(e) of Article IV of the News Corporation Restated Certificate of Incorporation, made by the Murdoch Interests;

(ii)	a transfer pursuant to any transaction generally available to the holders of News Corporation Voting Stock, such as a merger, recapitalization or other extraordinary business combination; and

(iii)	any other transfer approved by a majority of the votes cast at a meeting of holders of News Corporation Voting Stock, excluding for this purpose any votes cast by the Murdoch Interests.

(b) Anything to the contrary notwithstanding, no buyback which results in an increased ownership percentage by the Murdoch Interests, nor any acquisition by the Murdoch Interests of legal or beneficial ownership of additional shares of News Corporation Voting Stock pursuant to any of (i) to (vi) below, will constitute a breach of clause 1, and the increased percentage or number of shares acquired will not count in determining the number of shares acquired during the six month (or in the case of the proviso to clause 1, twelve month) period prior to any other acquisition:

(i)	any pro-rata rights issue (including rights taken up by an underwriter and rights not taken up by others in the first round of a pro-rata rights issue), stock dividend or distribution or stock split, recapitalization, reclassification or similar transaction;

(ii)	any underwriting agreement with an underwriter or sub-underwriter, the terms of which are disclosed in a prospectus or other disclosure document;

(iii)	any dividend reinvestment or similar plans;

(iv)	any shares or other equity interests of any kind issued pursuant to stock options or other incentive compensation issued to any Murdoch Interest in connection with such person’s employment by News Corporation or any of its Subsidiaries;

(v)	any acquisition or business combination, provided that the terms of any such issuance to or acquisition by the Murdoch Interests shall be substantially identical to the terms available to holders of the same class of securities of the entity subject to the acquisition or business combination; or

(vi)	a Permitted Transfer.

(c) Nothing herein shall be deemed to prevent the acquisition or disposition by News Corporation or any Subsidiary of News Corporation Voting Stock, and the Murdoch Interests shall not be deemed to have acquired or disposed of any News Corporation Voting Stock pursuant hereto as a result of any acquisition or disposition of News Corporation Voting Stock by News Corporation or any Subsidiary (provided that their percentage ownership shall be adjusted to reflect any disposition by them pursuant to a buyback, self-tender or other acquisition by News Corporation of its Voting Stock).

(d) As used herein, any reference to a person (including the Murdoch Interests) shall include (i) the spouse and children of that person, and those children’s children, (ii) Subsidiaries of that person or the persons listed in (i) above, and (iii) entities with whom persons listed in (i) or (ii) above act, or propose to act, in concert in relation to the affairs of News Corporation. In addition to the foregoing categories, any reference to the Murdoch Interests shall also include Actraint No 119 Pty Ltd (ACN 008 657 261), an Australian corporation having a principal office located at Level 2, 306 Little Collins St Melbourne, Victoria 3000 Australia. As used herein with respect to any transfer or acquisition by a person of News Corporation Voting Stock, the phrase “directly or indirectly” shall include any transfer or acquisition by the entities listed in (i) through (iii) above. Notwithstanding the foregoing, the terms “person” and Murdoch Interests shall not include News Corporation or its Subsidiaries, and the phrase “directly or indirectly” shall not include any transfers or acquisitions by News Corporation or its Subsidiaries.

6. Entire Agreement.

This Agreement constitutes the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Any assignment in violation of this provision shall be null and void.

7. Severability

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. The parties hereto further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purpose of the void unenforceable provision.

8. Amendment, Modification or Termination.

Except for a termination in accordance with Section 4 hereof, this Agreement may only be amended, modified or terminated by a writing executed by all of the parties hereto (or their respective successors or assigns); provided, however, that any such amendment, modification or termination shall be effected only in accordance with the provisions of the Restated Certificate of Incorporation of News Corporation.

9. Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

10. Governing Law; Legal Venue; Waiver of Jury Trial

(a) This Agreement shall be governed by the laws of the State of Delaware, without regard to principles governing conflicts of law. Any disputes arising from this Agreement shall be resolved in the federal or state courts located in the State of Delaware.

(b) Each party shall submit to the exclusive jurisdiction of such courts and agrees to accept service of process at its address as set forth above (or as may be hereafter notified to the other parties hereto) in any such action or proceeding brought in any such court and hereby waives any claim that such action or proceeding brought in any such court has been brought in an inconvenient forum.

(c) EACH PARTY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARRISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT HEREOF.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed by him or on its behalf, all as of the day and year first above written.

News Corporation, Inc.

By:	/s/ David F. DeVoe
Name: David F. DeVoe
Title: Senior Executive Vice President

Safeguard Nominees Pty Limited

By:	/s/ Arthur M. Siskind
Name: Arthur M. Siskind
Title: Director

Secure Nominees Pty Limited

By:	/s/ Arthur M. Siskind
Name: Arthur M. Siskind
Title: Director

/s/ K. Rupert Murdoch
Mr. K. Rupert Murdoch